March 18, 2008

Amanda McManus
Branch Chief - Legal
Division of Corporation Finance
Mail Stop 3561
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Healthy Fast Food, Inc.
Registration Statement on Form S-1
File No. 333-145360

Dear Ms. McManus:

On behalf of Healthy Fast Food, Inc. (the “Company”), I hereby request acceleration of the effective date of the above-referenced registration statement to 4:30 p.m., Eastern Time, March 18, 2008, or the earliest practicable date thereafter.

In making this request, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Henry E. Cartwright

Henry E. Cartwright
President

1075 American Pacific, Suite C, Henderson, NV, 89052 Phone: 702.755.7304  Fax: 702.434.8572

PAULSON
INVESTMENT COMPANY, INC.

March 18, 2008

VIA FACSIMILE AND EDGAR

United States Securities & Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F Street, N.E.
Washington, DC  20549
Attn:  Amanda McManus

Via Facsimile and EDGAR

RE:        Healthy Fast Food, Inc.
Registration Statement Form S-1, File Number 333-145360

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned hereby requests acceleration of the effective date of the above referenced registration statement to Tuesday, March 18, 2008 4:30 p.m. Eastern Time or as soon thereafter as is practicable.

Sincerely,

Paulson Investment Company, Inc.

                                                                                                         /s/ Trent D. Davis

Trent D. Davis
Chief Executive Officer

811 S.W. Naito Parkway  •  Suite 200  •  Portland, Oregon 97204  •  (503) 243-6000
Member NASD & SIPC